CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 | Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

RECEIVED
2006 MAY -3 A 11:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/0921/06/LTR

27 April 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7 [redacted]
Washington, D.C. 20549
United States of America

BY COURIER

06013062

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 12 April 2006 (*Scheduled date for release of First Quarter 2006 Financial Results*);
- 13 April 2006 (*Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest – 4 sets*);
- 18 April 2006 (*Notice of Change in Substantial Shareholders' Interests*);
- 20 April 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Trading Update and First Quarter Results to 31 March 2006*);
- 21 April 2006 (*Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest – 2 sets*); and
- 26 April 2006 (*Resolutions Passed at the Forty-Third Annual General Meeting and Extraordinary General Meeting of the Company held on 26 April 2006*)

Yours faithfully

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Apr-2006 17:08:49
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Scheduled date for release of the First Quarter 2006 Financial Results

Description

City Developments Limited will be announcing its first quarter financial results for the 3 months ended 31 March 2006 on 2 May 2006.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated : 12 April 2006

Attachments: Total size = **0**
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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2006 19:08:51
Announcement No.	00163

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-04-2006
2.	Name of Director *	Kwek Leng Beng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	12-04-2006
2.	Name of Registered Holder	Oversea-Chinese Bank Nominees Private Limited for account of Kwek Leng Beng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of 6,094 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Warrants held before the change	6,094
As a percentage of issued share capital	0 %
No. of Warrants which are subject of this notice	6,094
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Warrants held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	36,111	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	30,017	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Part II and IV relate to information on warrants. Amount of consideration (excluding brokerage and stamp duties) per share received in Part II relate to the exercise price of $2.50 to subscribe for a new ordinary share in City Developments Limited.

As warrants do not constitute part of the issued shares of City Developments Limited, percentages are not applicable in this notice and are reflected as "0".

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2006 19:10:45
Announcement No.	00164

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 13-04-2006
2. Name of Director * — Kwek Leng Beng
3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 12-04-2006
2. Name of Registered Holder — Oversea-Chinese Bank Nominees Private Limited for account of Kwek Leng Beng
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   \# Please specify details — Exercise of 6,094 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	60,936
As a percentage of issued share capital	0.0068 %
No. of Shares which are subject of this notice	6,094
As a percentage of issued share capital	0.0007 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Shares held after the change	67,030
As a percentage of issued share capital	0.0075 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	361,115	0
As a percentage of issued share capital	0.0402 %	0 %
No. of shares held after the change	367,209	0
As a percentage of issued share capital	0.0409 %	0 %

Footnotes

Percentages indicated in this notice refer to percentages of issued ordinary shares of the Company.

% of issued ordinary shares is based on 897,951,463 issued ordinary shares as at 12 April 2006.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2006 19:12:55
Announcement No.	00166

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-04-2006
2.	Name of Director *	Kwek Leng Beng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	13-04-2006
2.	Name of Registered Holder	Kwek Leng Beng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of 30,017 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Warrants held before the change	30,017
As a percentage of issued share capital	0 %
No. of Warrants which are subject of this notice	30,017
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Warrants held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	30,017	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Part II and IV relate to information on warrants. Amount of consideration (excluding brokerage and stamp duties) per share received in Part II relate to the exercise price of $2.50 to subscribe for a new ordinary share in City Developments Limited.

As warrants do not constitute part of the issued shares of City Developments Limited, percentages are not applicable in this notice and are reflected as "0".

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2006 19:14:44
Announcement No.	00168

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 13-04-2006

2. Name of Director * — Kwek Leng Beng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 13-04-2006

2. Name of Registered Holder — Kwek Leng Beng

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of 30,017 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	300,179
As a percentage of issued share capital	0.0333 %
No. of Shares which are subject of this notice	30,017
As a percentage of issued share capital	0.0033 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Shares held after the change	330,196
As a percentage of issued share capital	0.0366 %

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	367,209	0
As a percentage of issued share capital	0.0407 %	0 %
No. of shares held after the change	397,226	0
As a percentage of issued share capital	0.0440 %	0 %

Footnotes	Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company. % of issued ordinary shares is based on 901,867,282 issued ordinary shares as at 13 April 2006.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Apr-2006 17:20:33
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Change in Substantial Shareholders' Interests
Description	We attach herewith the Notices of Change in Interests of Substantial Shareholders of City Developments Limited, namely, (i) Hong Realty (Private) Limited; (ii) Hong Leong Investment Holdings Pte. Ltd.; (iii) Davos Investment Holdings Private Limited; and (iv) Kwek Holdings Pte Ltd.
Attachments:	HR.pdf hlih.pdf davos.pdf kh.pdf Total size = **176K** (2048K size limit recommended)

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Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to listed company: 18 April 2006

2. Name of Substantial Shareholder: Hong Realty (Private) Limited ("HR")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of interest: 27 March 2006 and 13 April 2006

2. The change in the percentage level: From 6.611% to 6.940 %

PART III (cont'd)

3. Circumstance(s) giving rise to the interest or change in interest:

(i) The allotment of 1,917,093 ordinary shares in CDL to HR on 13 April 2006 arising from the exercise of warrants by HR, resulting in a change in the direct interest of HR.

(ii) The allotment of (a) 845,804 ordinary shares in CDL to Gordon Properties Pte. Limited ("GP") on 27 March 2006; and (b) 1,862,214 ordinary shares in CDL to Garden Estates (Pte.) Limited ("GE") on 13 April 2006 pursuant to the exercise of warrants by GP and GE.

HR has deemed interest in the ordinary shares in CDL held by GP and GE by virtue of the provisions of Section 7 of the Companies Act, Chapter 50

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**30,170,931**	**27,791,598**
As a percentage of issued share capital[1]:	3.441%	3.170%
No. of shares held after the change:	**32,088,024**	**30,499,616**
As a percentage of issued share capital[2]:	3.558%	3.382%

Note :

1. % of issued share capital before the change is based on 876,785,289 issued ordinary shares as at 27 January 2005.

2. % of issued share capital after the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. **Date of notice to the Company:** 18 April 2006

2. **Name of Substantial Shareholder:** Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

3. **Name of listed company:** City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** (DD/MM/YYYY)

2. **Name of Registered Holder :**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. **Date of change of deemed interest:** 13 April 2006

2. **The change in the percentage level:** From 33.062 % to 33.308 %

3. **Circumstance(s) giving rise to the interest or change in interest:** The allotment of an aggregate of 3,779,307 ordinary shares in CDL to (i) Hong Realty (Private) Limited ("HR") – 1,917,093 ordinary shares; and (ii) Garden Estates (Pte.) Limited ("GE") – 1,862,214 ordinary shares, pursuant to the exercise of warrants by HR and GE on 13 April 2006.

HLIH has deemed interest in the ordinary shares in CDL held by HR and GE by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (CONT'D)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	**140,169,335**	**296,610,559**
As a percentage of no. of issued shares [1]:	15.624%	33.062%
No. of shares held after the change:	**140,169,335**	**300,389,866**
As a percentage of no. of issued shares [2]:	15.542%	33.308%

Note :

1. % of no. of issued shares before the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

2. % of no. of issued shares after the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 18 April 2006

2. Name of <u>Deemed Substantial Shareholder</u>: Davos Investment Holdings Private Limited ("Davos")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

<u>4. Please tick one or more appropriate box(es):</u>

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares:	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 13 April 2006

2. The change in the percentage level: From 48.686 % to 48.850 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of an aggregate of 3,779,307 ordinary shares in CDL to (i) Hong Realty (Private) Limited ("HR") – 1,917,093 ordinary shares; and (ii) Garden Estates (Pte.) Limited ("GE") – 1,862,214 ordinary shares, pursuant to the exercise of warrants by HR and GE on 13 April 2006.

Davos has deemed interest in the ordinary shares in CDL held by HR and GE by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (CONT'D)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of <u>Deemed Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**436,779,894**
As a percentage of no. of issued shares:[1]	%	48.686%
No. of shares held after the change:		**440,559,201**
As a percentage of no. of issued shares:[2]	%	48.850%

Note :

1. % of no. of issued shares before the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

2. % of no. of issued shares after the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

Notice Of Change in Substantial Shareholder's Interests

PART I [Please complete this Part]

1. Date of notice to the Company: 18 April 2006

2. Name of Deemed Substantial Shareholder: Kwek Holdings Pte Ltd ("KH")

3. Name of listed company: City Developments Limited ("CDL" or the "Company")

4. Please tick one or more appropriate box(es):

- ☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: (DD/MM/YYYY)

2. Name of Registered Holder :

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	
As a percentage of no. of issued shares:	%
No. of shares which are the subject of this notice:	
As a percentage of no. of issued shares::	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change:	
As a percentage of no. of issued shares:	%

PART III

1. Date of change of deemed interest: 13 April 2006

2. The change in the percentage level: From 48.686 % to 48.850 %

3. Circumstance(s) giving rise to the interest or change in interest:

The allotment of an aggregate of 3,779,307 ordinary shares in CDL to (i) Hong Realty (Private) Limited ("HR") – 1,917,093 ordinary shares; and (ii) Garden Estates (Pte.) Limited ("GE") – 1,862,214 ordinary shares, pursuant to the exercise of warrants by HR and GE on 13 April 2006.

KH has deemed interest in the ordinary shares in CDL held by HR and GE by virtue of the provisions of Section 7 of the Companies Act, Chapter 50.

PART III (CONT'D)

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions as set out above.

PART IV

1. Holdings of Deemed Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**436,779,894**
As a percentage of no. of issued shares:[1]:	%	48.686%
No. of shares held after the change:		**440,559,201**
As a percentage of no. of issued shares:[2]:	%	48.850%

Note :

1. % of no. of issued shares before the change is based on 897,140,088 issued ordinary shares as at 27 March 2006.

2. % of no. of issued shares after the change is based on 901,867,282 issued ordinary shares as at 13 April 2006.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Apr-2006 17:07:23
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Trading Update and First Quarter Results to 31 March 2006
Description	We attach herewith a copy of the subject announcement released by our subsidiary company, Millennium & Copthorne Hotels plc on 20 April 2006, for your information.
Attachments:	Q1Results2006.pdf Total size = **355K** (2048K size limit recommended)

20 April 2006

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND FIRST QUARTER RESULTS TO 31 MARCH 2006

Millennium & Copthorne Hotels plc today provides a trading update and first quarter results to 31 March 2006. The Group has a portfolio of 91 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Financial Highlights

- Revenue up 16% to £149.9m (2005: £129.5m)
- Hotel operating profit up 15% to £18.1m (2005: £15.8m)
- Group operating profit before other operating income up 28% to £17.2m (2005: £13.4m)
    - Other operating income of £nil (2005: £12.8m)
- Profit before tax excluding other operating income up 64% to £11.5m (2005: £7.0m)
- Profit before tax £11.5m (2005: £19.8m). This decline reflects the one-off £12.8m insurance receipt in Q1 2005
- Adjusted earnings per share up 90% to 1.9p (2005: 1.0p)[1]
- Earnings per share 1.9p (2005: 3.4p)

Overview of Group Performance

- Group RevPAR up by 13.7%
- Ongoing focus on operational improvement and commitment to achieving sustained operational excellence in our hotels
- Continued success in implementing rate growth
- Particularly strong performances in the US and Singapore
- Management contract secured for an all executive suite Millennium hotel in Abu Dhabi
- Non hotel performance benefited from the initial sale of apartments in Sydney leading to a £1.1m increase in operating profit for our non-hotel operations in Australasia. This underlines the Group's ability to drive shareholder value through the redevelopment of assets for alternative use

Commenting today, Mr Kwek Leng Beng, Chairman said:

"We have had a successful first quarter with the positive trends of 2005 continuing into the current year. This has been achieved by both owning and operating an attractive portfolio of hotels with good exposure to improving markets, particularly in New York and Singapore. As a result, we remain confident of making further progress and the outlook for the year as a whole remains in line with our expectations at the year end."

Enquiries:

Tony Potter, Group Chief Executive	+44 (0) 20 7872 2444
Robin Lee, Senior Vice President Finance	+44 (0) 20 7872 2444
Millennium & Copthorne Hotels plc	
Ben Foster/Charlie Watenphul	
Financial Dynamics	+44 (0) 20 7831 3113

There will be a conference call hosted by Tony Potter, Group Chief Executive, at 8.30am (UK time) on 20 April 2006. For dial-in details, please contact Helen Lutman on 0207 831 3113.

[1] Adjusted to exclude other operating income (net of tax)

OVERVIEW

Hotel trading during the first quarter of 2006 saw increases in revenue and RevPAR. Group RevPAR for the quarter was £46.47, an 8.4% year on year improvement at constant rates of exchange. Group occupancy for the period increased to 72.1% compared to 70.2% in the equivalent period in 2005 and average rates increased by 5.5% to £64.45 compared to £61.07 at constant rates of exchange.

Revenues and profits from our non-hotel divisions have increased primarily through the sale of the first tranche of apartments in our redevelopment of the remaining tower of our former hotel in Sydney. This tranche represents 12 of the 97 apartments in the development.

For the three months to 31 March, revenue increased to £149.9m (2005: £129.5m). Group operating profit before other operating income increased to £17.2m (2005: £13.4m).

The positive one-off effect of the £12.8m in other operating income in the first quarter of last year relates to the proceeds received from the September 11 2001 insurance claim. Adjusting for this insurance receipt in 2005, profit before tax was £11.5m (2005 adjusted: £7.0m).

SUMMARY OF PERFORMANCE

Although it is still early in the Group's financial year, the Group's hotel performance during the first quarter of 2006 reflects further progress with particularly encouraging performances in the US and Singapore. All figures are based on constant currency exchange rates.

In New York, the market remains buoyant, and this has assisted us to continue to focus on our strategy of improving rates. The average rate increased by £16.24 to £127.99 (2005: £111.75). This, combined with improved occupancy of 3.2%, led to an increase in RevPAR to £103.42 which is a £16.70, or 19.3%, improvement over 2005 (2005: £86.72).

Regional US, on a like for like basis, saw RevPAR increase 10.0% to £30.80 (2005: £28.00). This improvement highlights our focus on driving occupancy levels alongside the continued recovery of the region. On a reported basis, revenue growth in Regional US was driven by occupancy, up 2.6 percentage points, with an increase in rate of £0.49 to £48.62. The resultant RevPAR was up 5.5% to £29.80 (2005: £28.25).

In London, the average rate during the first quarter was £75.90, an increase of £0.11 on the prior year (2005: £75.79). Occupancy, however, was 0.5 percentage points lower compared with 2005 with RevPAR declining by £0.29 to £62.24. This performance reflects the impact of the 143-room upgrade and refurbishment at the Millennium Gloucester during the first quarter, as disclosed in February 2006. These rooms returned into service in mid-April.

RevPAR continued to improve within the Rest of Europe, driven by increased occupancy and average rate growth across Regional UK and Continental Europe. As a result, RevPAR increased by 4.4% to £49.66.

Asia continued to perform well. RevPAR increased by £5.49 or 14.7% to £42.94. This was driven by both occupancy, which increased by 3.2 percentage points to 72.9%, and by average rate, which increased by £5.17 to £58.90 (2005: £53.73). Singapore delivered the strongest growth with a RevPAR increase of 43.9%. This performance was the result of a buoyant market in February due to a major aerospace fair as well as the Group's ability to increase average rates following the completion of the refurbishment programme at the Orchard hotel. The Group's remaining hotels across Asia have continued to experience positive rate growth.

RevPAR in New Zealand remained flat. A reduction in occupancy levels of 1.4 percentage points was offset by a £0.78 increase in average rates resulting in RevPAR of £35.91 (2005 £35.89).

Our non-hotel operations in Australasia saw an increase of £1.1m in operating profit. This was primarily due to the sale of the first tranche of apartments in our former hotel in Sydney, Australia, representing 12 of the 97 apartments in the development.

We are pleased to announce that we have signed a new management contract to operate and manage an all executive suite Millennium hotel in Abu Dhabi. This exciting development will comprise 198 furnished apartments with business and sports facilities. It is expected to be complete in two years time.

CURRENT TRADING

We have had a successful first quarter with the positive trends of 2005 continuing into the current year. This has been achieved by both owning and operating an attractive portfolio of hotels with good exposure to improving markets, particularly in New York and Singapore. As a result, we remain confident of making further progress and the outlook for the year as a whole remains in line with our expectations at the year end.

Kwek Leng Beng
Chairman
20 April 2006

Consolidated income statement (unaudited)
For the three months ended 31 March 2006

	Notes	**3 months ended 31 March 2006 £m**	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Revenue	2	**149.9**	129.5	595.2
Cost of sales		**(69.8)**	(60.5)	(259.1)
Gross profit		**80.1**	69.0	336.1
Administrative expenses		**(62.9)**	(55.6)	(243.0)
Other operating income	3	**-**	12.8	28.3
Group operating profit		**17.2**	26.2	121.4
Analysed between:				
Group operating profit before other operating income and impairment		**17.2**	13.4	99.6
Other operating income	3	**-**	12.8	28.3
Impairment		**-**	-	(6.5)
Share of profit of joint ventures and associates		**1.2**	0.8	3.5
Analysed between:				
Operating profit		**2.5**	1.7	8.5
Interest		**(0.4)**	(0.2)	(1.3)
Taxation		**(0.3)**	(0.2)	(1.4)
Minority interests		**(0.6)**	(0.5)	(2.3)
Finance income		**1.2**	0.6	6.7
Finance expense		**(8.1)**	(7.8)	(35.8)
Profit before tax		**11.5**	19.8	95.8
Income tax expense	4	**(3.4)**	(8.0)	(26.0)
Profit for the period		**8.1**	11.8	69.8
Attributable to:				
Equity holders of the parent		**5.6**	9.8	61.1
Minority interests		**2.5**	2.0	8.7
		8.1	11.8	69.8
Basic earnings per share (pence)	5	**1.9**	3.4	21.3
Diluted earnings per share (pence)	5	**1.9**	3.4	21.2

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
For the three months ended 31 March 2006

	3 months ended 31 March 2006 £m	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Foreign exchange translation differences	**(2.8)**	20.6	80.7
Cash flow hedges: amounts recycled to income statement	-	1.6	4.0
Actuarial gains and losses arising in respect of defined benefit pension schemes	-	(0.8)	(2.4)
Taxation credit arising on defined benefit pension plans	-	0.2	0.6
Income and expense recognised directly in equity	**(2.8)**	21.6	82.9
Profit for the period	**8.1**	11.8	69.8
Total recognised income and expense for the period	**5.3**	33.4	152.7
First-time adoption of IAS 39 and IAS 32:			
Hedging reserve	-	(4.0)	(4.0)
Retained earnings	-	(1.4)	(1.4)
	-	(5.4)	(5.4)
Total	**5.3**	28.0	147.3
Attributable to:			
Equity holders of the parent	**6.6**	28.7	138.3
Minority interests	**(1.3)**	4.7	14.4
Total recognised income and expense for the period	**5.3**	33.4	152.7

Statement of changes to total equity (unaudited)
For the three months ended 31 March 2006

	3 months ended 31 March 2006 £m	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Total recognised income and expense for the period	**5.3**	33.4	152.7
First time adoption of IAS 39	-	(5.4)	(5.4)
Dividends paid	-	-	(35.7)
Issue of shares in lieu of dividends	-	-	4.2
Dividends paid to minority interests	**(1.5)**	-	(2.3)
Transfer from share of associates	-	0.6	0.6
Share options exercised	**0.5**	1.0	2.1
Equity settled transactions	**0.1**	0.1	0.6
Net increase in total equity	**4.4**	29.7	116.8
Opening total equity	**1,377.8**	1,261.0	1,261.0
Closing total equity	**1,382.2**	1,290.7	1,377.8

Consolidated balance sheet (unaudited)
As at 31 March 2006

	As at 31 March 2006 £m	As at 31 March 2005 £m	As at 31 December 2005 £m
Non-current assets			
Property, plant and equipment	**1,916.9**	1,844.4	1,943.4
Lease premium prepayment	**84.2**	80.4	80.8
Investment properties	**48.3**	44.6	48.0
Investments in joint ventures and associates	**29.9**	24.8	29.0
Loans due from joint ventures and associates	**26.1**	22.9	26.3
Other financial assets	**1.1**	1.3	2.2
	2,106.5	2,018.4	2,129.7
Current assets			
Assets held for sale	**-**	10.1	-
Inventories	**4.5**	3.9	4.4
Development properties	**62.4**	37.2	48.5
Lease premium prepayment	**1.6**	1.0	1.0
Trade and other receivables	**56.9**	63.0	53.2
Other financial assets	**8.7**	4.2	5.9
Cash and cash equivalents	**111.6**	86.8	104.6
	245.7	206.2	217.6
Total assets	**2,352.2**	2,224.6	2,347.3
Non-current liabilities			
Interest-bearing loans, bonds and borrowings	**(538.0)**	(247.9)	(530.1)
Employee benefits	**(15.8)**	(14.0)	(16.0)
Provisions	**(1.6)**	(1.9)	(1.6)
Other non-current liabilities	**(6.9)**	(6.6)	(6.8)
Deferred tax liabilities	**(240.9)**	(213.8)	(239.9)
	(803.2)	(484.2)	(794.4)
Current liabilities			
Interest-bearing loans, bonds and borrowings	**(43.7)**	(320.1)	(54.9)
Trade and other payables	**(104.3)**	(97.8)	(100.3)
Provisions	**(0.4)**	(0.4)	(0.4)
Income taxes payable	**(18.4)**	(28.2)	(19.5)
Other financial liabilities – hedging derivatives	**-**	(3.2)	-
	(166.8)	(449.7)	(175.1)
Total liabilities	**(970.0)**	(933.9)	(969.5)
Net assets	**1,382.2**	1,290.7	1,377.8
Equity			
Total equity attributable to equity holders of the parent	**1,257.5**	1,170.8	1,250.3
Minority interests	**124.7**	119.9	127.5
Total equity	**1,382.2**	1,290.7	1,377.8

Consolidated statement of cash flows (unaudited)
For the three months ended 31 March 2006

	3 months ended 31 March 2006 £m	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Cash flows from operating activities			
Profit for the period	**8.1**	11.8	69.8
Adjustments for:			
Depreciation and amortisation	**9.4**	9.0	36.4
Share of profit of joint ventures and associates	**(1.2)**	(0.8)	(3.5)
Impairment for property, plant and equipment	**-**	-	6.5
Profit on sale of property, plant and equipment	**-**	-	(9.6)
Revaluation of investment properties	**-**	-	(5.9)
Employee stock options	**0.1**	0.1	0.7
Finance income	**(1.2)**	(0.6)	(6.7)
Finance expense	**8.1**	7.8	35.8
Income tax expense	**3.4**	8.0	26.0
Operating profit before changes in working capital and provisions	**26.7**	35.3	149.5
Increase in inventories, trade and other receivables	**(3.7)**	(13.0)	(19.3)
Increase/(decrease) in development properties	**6.0**	(5.0)	(17.6)
Increase in trade and other payables	**0.6**	1.2	3.9
Increase/(decrease) in provisions and employee benefits	**0.3**	0.1	(0.4)
Cash generated from operations	**29.9**	18.6	116.1
Interest paid	**(6.8)**	(7.7)	(35.4)
Interest received	**1.7**	1.5	6.1
Income taxes paid	**(3.7)**	(1.1)	(13.1)
Net cash from operating activities	**21.1**	11.3	73.7
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment, investment properties and assets held for sale	**0.2**	4.7	34.5
Change in financial assets	**(1.7)**	(0.1)	(1.8)
Proceeds from disposal of joint venture	**0.7**	-	6.5
Acquisition of property, plant and equipment	**(7.1)**	(5.9)	(39.2)
Net cash from investing activities	**(7.9)**	(1.3)	-
Balance carried forward	**13.2**	10.0	73.7

Consolidated statement of cash flows (unaudited) (continued)

For the three months ended 31 March 2006

	3 months ended 31 March 2006 £m	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Balance brought forward	**13.2**	10.0	73.7
Cash flows from financing activities			
Proceeds from the issue of share capital	**0.5**	1.0	2.1
Repayment of borrowings	**(23.2)**	(34.9)	(419.0)
Drawdown of borrowings	**20.9**	19.0	387.0
Payment of finance lease obligations	**(1.0)**	(0.9)	(1.8)
Loan arrangement fees	**(0.5)**	(0.1)	(1.4)
Dividends paid to minorities	**(1.5)**	-	(2.3)
Dividends paid to equity holders of the parent	**-**	-	(31.5)
Net cash from financing activities	**(4.8)**	(15.9)	(66.9)
Net increase in cash and cash equivalents	**8.4**	(5.9)	6.8
Cash and cash equivalents at beginning of period	**103.7**	89.8	89.8
Effect of exchange rate fluctuations on cash held	**(1.4)**	2.3	7.1
Cash and cash equivalents at end of the period	**110.7**	86.2	103.7
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown in the balance sheet	**111.6**	86.8	104.6
Overdraft bank accounts included in borrowings	**(0.9)**	(0.6)	(0.9)
Cash and cash equivalents for cash flow statement purposes	**110.7**	86.2	103.7

Notes to the first quarter results announcement (unaudited)

1. Basis of preparation and accounting policies

The comparative figures for the financial year ended 31 December 2005 have been extracted from the Group's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The financial information presented in this first quarter results announcement has been prepared in accordance with the same accounting policies as the Group's statutory accounts for the year ended 31 December 2005.

2. Segmental analysis

The following segmental analysis is not intended to be a full statutory disclosure.

3 months ended 31 March 2006	**New York £m**	**Regional US £m**	**London £m**	**Rest of Europe £m**	**Asia £m**	**Australasia £m**	**Central costs £m**	**Total Group £m**
Revenue								
Hotel	21.4	25.5	18.0	23.4	40.0	13.8	-	142.1
Property operations	-	0.7	-	-	0.3	6.8	-	7.8
Total	21.4	26.2	18.0	23.4	40.3	20.6	-	149.9
Hotel gross operating profit	5.1	3.2	7.7	6.6	13.8	6.6	-	43.0
Hotel fixed charges*	(4.1)	(4.5)	(3.4)	(4.4)	(6.0)	(2.5)	-	(24.9)
Hotel operating profit	1.0	(1.3)	4.3	2.2	7.8	4.1	-	18.1
Property operations operating profit	-	0.1	-	-	0.2	2.2	-	2.5
Profit before central costs	1.0	(1.2)	4.3	2.2	8.0	6.3	-	20.6
Central costs	-	-	-	-	-	-	(3.4)	(3.4)
Group operating profit before other operating income and impairment	1.0	(1.2)	4.3	2.2	8.0	6.3	(3.4)	17.2

3 months ended 31 March 2005	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	16.4	22.0	18.0	22.5	33.8	13.8	-	126.5
Property operations	-	0.5	-	-	0.4	2.1	-	3.0
Total	16.4	22.5	18.0	22.5	34.2	15.9	-	129.5
Hotel gross operating profit	2.8	2.2	8.4	6.1	11.6	6.4	-	37.5
Hotel fixed charges*	(2.1)	(4.2)	(3.3)	(4.4)	(5.2)	(2.5)	-	(21.7)
Hotel operating profit	0.7	(2.0)	5.1	1.7	6.4	3.9	-	15.8
Property operations operating profit	-	-	-	-	0.2	1.1	-	1.3
Profit before central costs	0.7	(2.0)	5.1	1.7	6.6	5.0	-	17.1
Central costs	-	-	-	-	-	-	(3.7)	(3.7)
Group operating profit before other operating income and impairment	0.7	(2.0)	5.1	1.7	6.6	5.0	(3.7)	13.4

Notes to the first quarter results announcement (unaudited) (continued)

2. Segmental analysis (continued)

	Year ended 31 December 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	91.2	112.8	78.7	97.7	151.7	48.6	-	580.7
Property operations	-	2.6	-	-	1.4	10.5	-	14.5
Total	91.2	115.4	78.7	97.7	153.1	59.1	-	595.2
Hotel gross operating profit	31.2	23.5	38.1	31.1	55.7	20.4	-	200.0
Hotel fixed charges*	(14.2)	(18.5)	(13.5)	(17.0)	(20.7)	(9.4)	-	(93.3)
Hotel operating profit	17.0	5.0	24.6	14.1	35.0	11.0	-	106.7
Property operations operating profit	-	0.6	-	-	0.8	5.3	-	6.7
Profit before central costs	17.0	5.6	24.6	14.1	35.8	16.3	-	113.4
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Group operating profit before other operating income and impairment	17.0	5.6	24.6	14.1	35.8	16.3	(13.8)	99.6

*'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

3. Other operating income

	3 months ended 31 March 2006 £m	3 months ended 31 March 2005 £m	Year ended 31 December 2005 £m
Fair value adjustments of investment property	-	-	5.9
Business interruption insurance proceeds	-	12.8	12.8
Net gain on disposal of property, plant and equipment	-	-	9.6
	-	12.8	28.3

4. Income tax expense

Income tax expense for the three month period presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the period.

Taxation for the period comprises both the Group tax charge and the joint venture taxation charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimate annual effective rate applied to profit before tax excluding the Group's share of joint venture profits is 33.0%. For the comparative periods, excluding the Group's share of joint venture profits and also excluding the Millenium Hilton business interruption profit of £12.8m and the tax thereon of £6.0m, the Group's effective tax rate was 32.3% (three months ended 31 March 2005) and 25.2% (year ended 31 December 2005).

Notes to the first quarter results announcement (unaudited) (continued)

5. Earnings per share

	3 months ended 31 March 2006	3 months ended 31 March 2005	Year ended 31 December 2005
Basic			
Profit for period attributable to holders of the parent (£m)	**5.6**	9.8	61.1
Weighted average number of shares outstanding (m)	**288.2**	286.4	287.0
Basic earnings per share (pence)	**1.9**	3.4	21.3
Diluted			
Weighted average number of shares outstanding (m)	**288.4**	287.5	287.9
Diluted earnings per share (pence)	**1.9**	3.4	21.2
Adjusted earnings per share			
Profit for the period attributable to holders of the parent (£m)	**5.6**	9.8	61.1
Adjustment to exclude other operating income and impairment (net of tax) (£m)	**-**	(6.8)	(7.3)
Adjusted profit for the period attributable to holders of the parent (£m)	**5.6**	3.0	53.8
Weighted average number of shares outstanding (m)	**288.4**	287.5	287.9
Adjusted earnings per share (pence)	**1.9**	1.0	18.7

Key operating statistics (unaudited)

For the three months ended 31 March 2006

	3 months 31 March 2006 Reported currency	3 months 31 March 2005 Constant Currency	3 months 31 March 2005 Reported currency	Year ended 31 December 2005 Reported currency
Occupancy %				
New York	80.8		77.6	84.5
Regional US	61.3		58.7	66.2
Total US	65.8		63.0	70.4
London	82.0		82.5	84.8
Rest of Europe	70.4		68.9	72.8
Total Europe	75.5		74.9	78.1
Asia	72.9		69.7	73.7
Australasia	81.2		82.6	69.6
Total Group	72.1		70.2	73.0
Average Room Rate (£)				
New York	127.99	111.75	102.86	129.42
Regional US	48.62	48.13	44.30	49.63
Total US	71.11	66.02	60.77	71.53
London	75.90	75.79	75.79	80.20
Rest of Europe	70.54	69.02	69.33	69.83
Total Europe	73.12	72.33	72.48	74.82
Asia	58.90	53.73	49.15	52.40
Australasia	44.23	43.45	43.38	43.43
Total Group	64.45	61.07	58.23	64.01
RevPAR (£)				
New York	103.42	86.72	79.82	109.36
Regional US	29.80	28.25	26.00	32.86
Total US	46.79	41.59	38.29	50.36
London	62.24	62.53	62.53	68.01
Rest of Europe	49.66	47.55	47.77	50.84
Total Europe	55.21	54.18	54.29	58.43
Asia	42.94	37.45	34.26	38.62
Australasia	35.91	35.89	35.83	30.23
Total Group	46.47	42.87	40.88	46.73
Gross Operating Profit Margin (%)				
New York	23.8		17.1	34.2
Regional US	12.5		10.0	20.8
Total US	17.7		13.0	26.8
London	42.8		46.7	48.4
Rest of Europe	28.2		27.1	31.8
Total Europe	34.5		35.8	39.2
Asia	34.5		34.3	36.7
Australasia	47.8		46.4	42.0
Total Group	30.3		29.6	34.4

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Apr-2006 18:19:05
Announcement No.	00133

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 21-04-2006
2. Name of Director * — Tang See Chim
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 20-04-2006
2. Name of Registered Holder — Tang See Chim
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of 1,000 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	10,000
As a percentage of issued share capital	0.0011 %
No. of Shares which are subject of this notice	1,000
As a percentage of issued share capital	0.0001 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Shares held after the change	11,000
As a percentage of issued share capital	0.0012 %

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	10,000	0
As a percentage of issued share capital	0.0011 %	0 %
No. of shares held after the change	11,000	0
As a percentage of issued share capital	0.0012 %	0 %

Footnotes

Percentages indicated in this notice refer to the percentages of issued ordinary shares of the Company.

% of issued ordinary shares is based on 902,381,548 issued ordinary shares as at 20 April 2006.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Apr-2006 18:16:11
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 21-04-2006
2. Name of Director * — Tang See Chim
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 20-04-2006
2. Name of Registered Holder — Tang See Chim
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of 1,000 Warrants in City Developments Limited

4. Information relating to shares held in the name of the Registered Holder

No. of Warrants held before the change	1,000
As a percentage of issued share capital	0 %
No. of Warrants which are subject of this notice	1,000
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Warrants held after the change	0
As a percentage of issued share capital	0 %

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,000	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Part II and IV relate to information on warrants. Amount of consideration (excluding brokerage and stamp duties) per share received in Part II relate to the exercise price of $2.50 to subscribe for a new ordinary share in City Developments Limited.

As warrants do not constitute part of the issued shares of City Developments Limited, percentages are not applicable in this notice and are reflected as "0".

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Apr-2006 18:17:45
Announcement No.	00177

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Resolutions Passed at the Forty-Third Annual General Meeting and Extraordinary General Meeting of the Company held on 26 April 2006

Description

This is to advise that (i) all ordinary resolutions proposed in the Notice of the Forty-Third Annual General Meeting dated 28 March 2006 and (ii) the special and ordinary resolutions proposed in the Notice of the Extraordinary General Meeting dated 28 March 2006 have been duly passed by the members of the Company at the Forty-Third Annual General Meeting (the "AGM") and the Extraordinary General Meeting of the Company held on 26 April 2006 respectively.

Mr Ong Pang Boon who is over 70 years of age, retired from the Board and did not seek re-appointment as a Director of the Company at the AGM.

The Company extends its sincere appreciation to Mr Ong Pang Boon for his invaluable contribution to the Group for more than 20 years.

A copy of the slides presented by Mr Kwek Leng Joo, Managing Director of the Company, at the AGM is attached for information.

Attachments:

AGM_presentation_slides.pdf
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CITY DEVELOPMENTS LIMITED

The Proxy to Singapore's Property Market



Annual General Meeting - 26 April 2006



· Anti-Speculative measures
· Asian Financial Crisis
· Iraq War
· SARS

Singapore Market Awakening …

Upside Potential Immense.

Positive Market Outlook

Property Price Index (1995-2005)



Property Price Index
200
180
160
140
120
100
80
60
40
20
0
164.9
173.1
151.6
100
134.2
132.8
117.2
115.1
112.8
113.8
118.2
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year

CITY DEVELOPMENTS LIMITED

Track Record

Foundation for Further Growth

City Developments Limited

Track Record - Profitability

Profit Before Tax (1984-2005)



Recession Years
Property Boom
Anti-Speculation Measures
Asian Financial Crisis
SARS
Profits($m)
1000
900
800
700
600
500
400
300
200
100
0
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1998
1999
2000
2001
2002
2003
2004
2005
Year

CITY DEVELOPMENTS LIMITED

Track Record – Leader in Property Sales

Capture 23% of market share [2005]


23%
77%
CDL
Others

8,955 units sold in the primary residential market
CDL's Share: 2,071 units

Track Record – Quality Projects

A Pioneer Developer (since 1963)

- Over 40 years of experience
- More than 17,000 homes
- Numerous award winning projects and accolades
- Commitment to customers
  - Quality and innovative products
  - Unsurpassed service
  - Value Investment

Growth Strategies

1. Attain leadership in high-end niche market
2. Capitalise and extract value from landbank and investment portfolio
3. Focus on hotel operational improvements and leverage on CDL's real estate experience and resources to optimise value
4. Nurture overseas ventures that complement business strategy

Leadership in High-end Niche Market

The Sail @ Marina Bay

- One of the tallest residences in the world [70 & 63 storeys]
- Tower 2 sold-out within days of its launch in Oct 2005
- New benchmark prices for 99-year leasehold properties



CITY DEVELOPMENTS LIMITED

Leadership in High-end Niche Market

St. Regis Residences Singapore

- Ultra-luxury branded residences
- Concierge and hospitality services
- Renowned St. Regis Butler Service
- Another benchmark development



St. Regis Residences and Hotel, Singapore

Leadership in High-end Niche Market



Sentosa Cove Seafront Residences

- Unobstructed view of the sea
- Tallest residences on Sentosa Island
- Award winning design
- Strategically located at the gateway of Sentosa Cove
- Near the upcoming Integrated Resort

Leadership in High-end Niche Market



No. 1 Shenton Way

- Redevelopment project

- Next to the Marina Bay

- Designed by internationally renowned architect – Carlos Ott

- Hanging facilities and penthouses

CITY DEVELOPMENTS LIMITED

Leadership in High-end Niche Market

Launches for 2006

Developments	No. of Units	Size (sq.m)	Tenure
St. Regis Residences	173	16,694	999-years
Sentosa Cove Development	264	18,316	99-years
No.1 Shenton Way	360	3,389	99-years
Evelyn Road Development	208	10,824	Freehold
King's Centre Plot 3	175	5,482	Freehold
Balmoral Park / Stevens Road	59	3,769	Freehold

Growth Strategies

1. Attain leadership in high-end niche market

2. Capitalise and extract value from landbank and investment portfolio

3. Focus on hotel operational improvements and leverage on CDL's real estate experience and resources to optimise value

4. Nurture overseas ventures that complement business strategy

Capitalise and Extract Value from Commercial Portfolio Potential

- 5 million sq. ft. of office, retail and industrial lettable space
- Occupancy rates are above national average
- Improving rental yields from rising rental rates
- Option for REIT listing or REIT-related transaction



Exchange Tower Bangkok



Republic Plaza



New Tech Park



Palais Renaissance

CITY DEVELOPMENTS LIMITED

Capitalise and Extract Value from Commercial Portfolio Potential

Average Office Rental in CBD (2001 – 2005) – Positive Outlook



$5.90
$4.80
$3.35
$3.10
7
6
5
4
3
2
1
0
$psf/month
Raffles Place
Non CBD-Core
2001
2002
2003
2004
2005
Year

Source : JLL Research, 20 Feb 2006

Capitalise and Extract Value from Large Landbank

- Sizeable landbank of 3.9 million sq. feet
- Potential GFA of 8 million sq. feet
- Discerning Acquisition Policy: Acquire at the right **PRICE, PURPOSE and TIME**
- Strategic and flexible use of land

Growth Strategies

1. Attain leadership in high-end niche market

2. Capitalise and extract value from landbank and investment portfolio

3. Focus on hotel operational improvements and leverage on CDL's real estate experience and resources to optimise value

4. Nurture overseas ventures that complement business strategy



Hotel Operational Improvements

In reported currency £m	FY 2005	FY 2004 restated
Revenue	595.2	551.0
Group operating profit[1]	99.6	85.2
Profit before tax	95.8	91.0
Profit after tax	69.8	59.6
Earnings per share	21.3p	17.9p
Ordinary Dividend	7.7p	6.25p

(1) Before other operating income and impairment

Growth Strategies

1. Attain leadership in high-end niche market
2. Capitalise and extract value from landbank and investment portfolio
3. Focus on hotel operational improvements and leverage on CDL's real estate experience and resources to optimise value
4. Nurture overseas ventures that complement business strategy

Nurture Overseas Ventures


Regent Residences
(Bukit Bintang, KL, Malaysia)

Residential	Country	No. of Units	Size (sq.m)
Regent Residences, K.L.	Malaysia	132	2,928 (site)
Sukhumvit 18, Bangkok	Thailand	600	26,772
Zenith Residences, Sydney	Australia	97	1,410
Sunnyvale (Hotel & Residences), L.A.	USA	240	N.A.
Commercial			
Exchange Tower, Bangkok	Thailand	N.A.	42,318

Thank You

CDL - The Proxy to Singapore's Property Market

CITY DEVELOPMENTS LIMITED